

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 19, 2005

Mr. Michael B. Young
Vice President, Chief Financial Officer and
Treasurer
Whittier Energy Corporation
333 Clay Street, Suite 1100
Houston, TX 77002

> **Re:** **Whittier Energy Corporation**
> **Forms SB-2**
> **Filed August 9, 2005**
> **File Nos. 333-127321 and 333-127320**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **File No. 0-30314**

Dear Mr. Young:

We have reviewed the above filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Quarter Ended June 30, 2005

Note 1. General, page 8

1. We have reviewed your response to prior comment number 21 issued to you in our comment letter dated October 7, 2005. Please address each of the following in detail.

Mr. Michael B. Young
Whittier Energy Corporation
October 19, 2005
Page 2

- Please explain the metric that was used to determine that the RIMCO acquired oil and gas properties account for 80% of your current oil and gas properties.

- We note that you believe your operations subsequent to the transaction are more focused on exploration activities. Please explain to us what you mean in greater detail.

- Explain how your business has changed as a result of the transaction with RIMCO. Provide us with an analysis that compares and contrasts the following for your company and RIMCO before the transaction.

  - Composition of management and other employees or functions

  - Provide us a chart that details the characteristics of oil and gas property portfolio for each of the companies that includes the following.

    - Status of the oil and gas property

      o production
      o proved reserves
      o proved developed reserve
      o exploration acreage

    - Location

    - Expected potential

  - Composition of the equity and/or debt holders of the entities before and after the transaction.

  - Any other factors that you relied on to support your conclusion to change your oil and gas accounting method from successful efforts to the full cost method.

  We may have further comments.

Please amend the above registration statement and filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct questions on the comments regarding financial statements and related disclosure to Jill Davis at (202) 551-3683. Direct questions on other disclosure issues to Melinda Kramer at (202) 551-3726 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jill Davis
        Timothy Levenberg
        Melinda Kramer